Exhibit 15.1

GENERATION INCOME PROPERTIES, INC.

ANNOUNCES $11.3 MILLION REFINANCING

FOR IMMEDIATE RELEASE

Tampa, FL – February 12, 2020 - Generation Income Properties, Inc. (the “Company”) announced on February 12, 2020, that it had refinanced two loans totaling approximately $9.7 million (the approximately $6.1 million acquisition loan for the Pratt &Whitney building in Huntsville, Alabama and the approximately $3.6 million loan that was secured by our 7-Eleven property in Washington, D.C. and the Starbucks property in Tampa, Florida) with the proceeds of an $11.3 million promissory note secured by a first priority mortgage on these three properties in favor of DBR Investments Co. Limited. The proceeds of the $11.3 million loan also prepaid a portion of the outstanding principal of the $1.9 million note issued to the Clearlake Preferred Member. The new loan has a term of 10 years and an annual interest rate of 4.17% amortized over a 30 year term with the first 12 months requiring interest only payments.

Mr. David Sobelman our Chief Executive Officer and Chairman stated “We are pleased to refinance these two interest-only loans with a low interest rate loan that will help stabilize our future returns from these three properties. We believe that the investment-grade nature of the tenancy of the assets, coupled with the locations of each property allowed us to secure long-term financing at attractive terms. This is another step to grow the company and continue to show progress to our shareholders.”

About Generation Income Properties

Generation Income Properties, Inc., located in Tampa, Florida, is an internally managed real estate investment trust formed to acquire and own, directly and jointly, real estate investments focused on retail, office and industrial net lease properties located primarily in major United States cities, with an emphasis on the major coastal markets. We invest primarily in freestanding, single-tenant commercial retail, office and industrial properties.

Additional information about Generation Income Properties, Inc. can be found at the Company’s corporate website: www.gipreit.com.

Forward-Looking Statements:

This press release, whether or not expressly stated, may contain “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995. It reflects the company’s expectations regarding future events and economic performance and are forward-looking in nature and, accordingly, are subject to risks and uncertainties. Such forward-looking statements include risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements which are, in some cases, beyond the Company’s control which could have a material adverse effect on the company’s business, financial condition, and results of operations. Some of these risks and uncertainties are identified in the company’s most recent Annual Report on Form 1-K and its other filings with the SEC, which are available at www.sec.gov. The occurrence of any of these risks and uncertainties could have a material adverse effect on the company’s business, financial condition, and results of operations. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

GIPREIT.COM